UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

TESSCO Technologies Incorporated
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

872386107
(CUSIP Number)

Daniel J. Donoghue
Discovery Group I, LLC
191 North Wacker Drive
Suite 1685
Chicago, Illinois 60606
Telephone Number: (312) 265-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 580,870

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 580,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 580,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 872386107

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 680,092

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 680,092

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 680,092

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 872386107

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 680,092

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 680,092

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 680,092

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 872386107

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 680,092

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 680,092

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 680,092

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 7 (the “Amendment No. 7”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of TESSCO Technologies Incorporated, a Delaware corporation (the “Company”), which has its principal executive offices at 11126 McCormick Road, Hunt Valley, Maryland 21031.  This Amendment No. 7 amends and supplements, as set forth below, the information contained in items 1, 3, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons on March 14, 2008, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on April 14, 2008, Amendment No. 2 thereto filed by the Reporting Persons with respect to the Company on May 23, 2008, Amendment No. 3 filed by the Reporting Persons with respect to the Company on June 10, 2008, Amendment No. 4 filed by the Reporting Persons with respect to the Company on July 9, 2008, Amendment No. 5 filed by the Reporting Persons with respect to the Company on January 29, 2009 and Amendment No. 6 filed by the Reporting Persons with respect to the Company on July 24, 2009(as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 7, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 7.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to read in its entirety as follows:

The total purchase price for the 680,092 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of February 1, 2010 was approximately $9,923,532, and the total purchase price for the 580,870 shares of Common Stock beneficially owned by Discovery Equity Partners was approximately $8,476,749.  The source of such funds was the assets of Discovery Equity Partners and another private investment partnership (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker on customary terms and conditions.  None of the shares of Common Stock beneficially owned by the Reporting Persons currently serves as collateral for any such margin loans.  The Partnerships are the legal owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following as the sixth paragraph thereto:

By a letter dated February 1, 2010, Discovery Equity Partners has submitted to the Company a shareholder proposal under Securities and Exchange Commission Rule 14a-8 for inclusion in the Company’s proxy statement for the Company’s 2010 Annual Meeting of Stockholders.  The text of the proposal is as follows:

Stockholder Proposal

RESOLVED, that the stockholders of TESSCO Technologies Incorporated ("TESSCO") request that the Board of Directors declassify the Board and thereby submit all directors for shareholder election on an annual basis rather than staggering their individual elections to occur once every three years.

Supporting Statement

Discovery Group is a long-term investor in TESSCO.  Our motivation for this proposal is the chronic undervaluation of TESSCO shares, which we believe reflects a discount related to the company’s small size combined with a perceived reticence on the part of the Board to consider a takeover by larger strategic suitors that could offer shareholders a significantly higher valuation.

Last year, we submitted a proposal to eliminate the company’s Rights Plan, commonly referred to as a “Poison Pill.”  The Board adopted a Poison Pill in 2008 in response to an accumulation of shares by Brightpoint, Inc., a logical strategic acquirer.  Our proposal received an overwhelming 75% of the votes cast by non-management shareholders as well as an endorsement from RiskMetrics, the leading proxy advisory firm.  The Board ignored the shareholders’ directive and maintains this antiquated anti-takeover mechanism.  This new proposal affords shareholders another opportunity to address these serious valuation and governance concerns.

In its 2009 US Voting Manual, RiskMetrics states that “directors should be accountable to shareholders on an annual basis.”  RiskMetrics argues that “the only real motive for board classification is to make it more difficult to change control of the board.”  RiskMetrics also states: “A classified board can (1) delay a takeover desired by shareholders but opposed by management, and (2) prevent bidders from even approaching a target company if they do not want to wait more than a year to gain majority control.  Shareholders lose in both cases, and management has less incentive to keep shares fully valued if the directors’ board seats are secure.”

There is also strong academic research that highlights the negative effects of a classified board.  In the 2002 research paper, “The Powerful Antitakeover Force of Staggered Boards: Theory, Evidence, & Policy,” Bebchuk et al. find that a classified board increases the likelihood that the average target will remain independent from 34% to 61%.  Moreover, shareholders of companies with classified boards “achieved 31.8% returns in the nine months after a hostile bid was announced, compared to 43.4% returns” for shareholders of companies with non-classified boards.

In the last decade, the move away from classified boards has accelerated.  From 1999 to 2009, according to Georgeson and Sharkrepellent.net, the percentage of S&P 500 companies with classified boards has dropped from 60.4% to 32.2%, a trend similar to the decline in the number of companies with Poison Pill defenses.  Clearly, best-of-class companies are embracing improved shareholder rights and protections.

Annual director elections would increase the accountability of TESSCO’s Board and eliminate disincentives for its directors to proactively pursue all strategic alternatives that could unlock shareholder value.  Vote FOR this proposal to communicate to the Board that shareholders should have the right to elect their full slate of directors on an annual basis.

Item 5	Interests in the Securities of the Issuer

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 4,817,826 shares of Common Stock reported outstanding as of October 30, 2009 in the Company’s most recent Quarterly Report on Form 10-Q, for the period ended September 27, 2009.

Discovery Equity Partners beneficially owns 580,870 shares of Common Stock as of February 1, 2010, which represents 12.1% of the outstanding Common Stock.

Discovery Group beneficially owns 680,092 shares of Common Stock as of February 1, 2010, which represents 14.1% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 680,092 shares of Common Stock as of February 1, 2010, which represents 14.1% of the outstanding Common Stock.

Mr. Murphy beneficially owns 680,092 shares of Common Stock as of February 1, 2010, which represents 14.1% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

There have been no transactions in Common Stock effected by the Reporting Persons during the past 60 days.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 of the Schedule 13D, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 7 included as Exhibit 1 to this Amendment No. 7, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 2 and Exhibit 3, respectively, to this Amendment No. 7.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Agreement dated as of February 1, 2010, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 3: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2010
Date
DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P. By: Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature
Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature
Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1:	Joint Filing Agreement dated as of February 1, 2010, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2:	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008

Exhibit 3:	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008